

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-Mail
Junfeng Chen
Chief Financial Officer
New Energy Systems Group
116 West 23rd St., 5th Fl.
New York, New York 10011

> **Re:** **New Energy Systems Group**
> **Form 10-K/A for the fiscal year ended December 31, 2010**
> **Filed July 14, August 19 and August 24, 2011**
> **File No. 001-34847**

Dear Mr. Chen:

We have reviewed your letter dated August 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for fiscal year ended December 31, 2009 filed August 19, 2011

Item 15. Exhibits, Financial Statement Schedules, page 3

1. Please amend to file the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act. Refer to Question 161.01 of our Compliance and Disclosure Interpretations on Exchange Act Rules, available at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm. This comment also applies to your Form 10-K/A for the fiscal year ended December 31, 2010 filed August 24, 2011.

Form 10-K/A for the fiscal year ended December 31, 2010 filed August 24, 2011

Item 1. Business, page 1

2. We note your response to prior comment 3. However, that comment asked how
NewPower and Kim Fai could generate the amount of revenue you say they contributed
in light of the limited amount of property and equipment at the time of each acquisition,
not how they were able to increase their revenues following the acquisitions. Please
expand your response accordingly. Please also tell us, with a view toward disclosure in
applicable future filings, why those entities have had almost no capital expenditures since
at least 2008, particularly given the industries in which you say you participate and your
disclosure in your most recent Form 10-Q regarding switching battery production.

Exhibit 23.3

3. The consent you filed in response to prior comment 5 refers only to an audit of financial
statements as of December 31, 2010, but the report of your auditor also refers to an audit
of financial statements as of December 31, 2009. Please file a revised consent.

Form 10-K/A for the Year Ended December 31, 2010 filed July 14, 2011
Critical Accounting Policies, page 20

4. We note your conclusion in your response to our prior comment 8 that your goodwill was
not impaired at December 31, 2010. However, we also note that you did not perform an
impairment test of goodwill in your Kim Fai reporting unit at that date, and that the fair
value and the carrying value of your Kim Fai reporting unit provided in Exhibit A to your
letter dated July 20, 2011 showed that carrying value of the reporting unit exceeded its
fair value. Please address the following:
   - Tell us the date on which management performs the annual goodwill impairment
     testing for the Kim Fai reporting unit. Refer to ASC 350-20-35-28.
   - Explain to us how you derived the fair value of the Kim Fai reporting unit presented
     in Exhibit A to your response letter dated July 20, 2011.
   - Explain to us the relevance of the appraisal report for the Kim Fai reporting unit dated
     September 30, 2010 that you provided in your response to prior comment 7,
     especially as we note that you did not own that unit as of September 30, 2010.
   - To the extent you believe the appraisal report is relevant, please reconcile the $25.7
     million appraised value of the unit provided in the report to the $25.9 presented in
     Exhibit A to your response letter dated July 20, 2011.

5. Further we note your response to prior comment 7 relating to the operating results and
future income projections for the Kim Fai reporting unit. To the extent you estimated the
fair value of the unit at December 31, 2010 using discounted cash flow techniques please
provide us with the calculations, including all estimates and assumptions, supporting your
conclusion that there was no indication of impairment of goodwill at that date. In
addition, if applicable, please provide a revised schedule similar to the one included as
Exhibit A to your response letter dated July 20, 2011.

6. We note the amounts in the appraisals of the Anytone Technology and the NewPower
Technology reporting units are in RMB$. Please tell us the translation rates you used

translate the RMB$ amounts to US$ for purposes of the schedule included as Exhibit A to your response letter dated July 20, 2011.

7. Please clearly explain to us the reasons for the $80,236,670 reconciling adjustment shown on Exhibit A to your August 25, 2011 response letter. Specifically tell us and revise future filings to disclose how you determined your reporting units and explain how you complied with the guidance at FASB ASC 350-20-35-33 through 35-46 in performing your goodwill impairment tests.

.

Form 10-Q for the quarterly period ended June 30, 2011

Management's Discussion and Analysis or Plan of Operation, page 22
Three Months Ended June 30, 2011 Compared to the Three Months Ended June 30, 2010, page 23

8. We note your disclosure that Anytone's branded products sales for the three months ended June 30, 2011 decreased and that one of the reasons for the decrease was the impact of piracy products in the market. In future filings, please disclose any material actual or *expected* impact of these piracy issues on your operations, liquidity and capital resources and also discuss any known trends or any known demands on your future operations, liquidity and capital resources resulting from the impact of piracy products in the market. Refer to Item 303 of Regulation S-K.

Six Months Ended June 30, 2011, page 25

9. With a view toward clarified disclosure in future filings, please tell us how you were able to "increase our market share" in light of your disclosure regarding piracy of your products and depressed battery industry.

Form 8-K filed August 19, 2011

10. With a view toward clarified disclosure in applicable future filings, please tell us what you mean by the statement that your chief executive officer elected to resign "due to the piracy" of your products.

When you respond to this letter, please include the exact written acknowledgements that appear at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb at (202) 551-3603 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief